

Mail Stop 4631

October 20, 2016

<u>Via E-mail</u>
Mr. Gary J. Grieco
President
Bingham Canyon Corporation
10457 West 84th Terrace
Lenexa, KS

>   **Re: Bingham Canyon Corporation**
>   **Current Report on Form 8-K**
>   **Filed September 2, 2016**
>   **File No. 0-31549**

Dear Mr. Grieco:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

>   Sincerely,
>
>   /s/ Jay Ingram
>
>   Jay Ingram
>   Legal Branch Chief
>   Office of Manufacturing and Construction